March 9, 2023

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	Nauticus Robotics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 28, 2022
File No. 333-267375

Ladies and Gentlemen:

On behalf of our client, Nauticus Robotics, Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 9, 2023, relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-1filed via EDGAR on February 3, 2023.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment No. 3”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 2 to Form S-1 filed February 9, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity, page 63

1. We note your response to prior comment 2 and your assertion that the company’s available cash on-hand together with the revenue from its existing and new contracts and the ability to reduce costs as necessary will provide [the company] with sufficient cash from operations to meet its obligations for at least one year from the issuance date of this report. Please provide more context regarding the company’s sources of liquidity. For example, given that the company has experienced production delays and that certain contractual options by customers have been delayed, disclose the extent to which the company is dependent upon revenue from new contracts to meet its obligations. Also disclose with specificity how the company would generate cash by reducing costs and how any reduction in costs would affect the company’s operations. Refer to Item 303(b)(1) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 64 and 66–67 of the Amended Registration Statement

Summary Compensation Table, page 87

3. Revise to include updated executive compensation disclosure for the fiscal year ended December 31, 2022.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see page 88 of the Amended Registration Statement.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Nicolaus Radford, Chief Executive Officer, Nauticus Robotics, Inc.